Corporate Office — 107 W. Franklin St. — (P.O. Box 638) — Elkhart, Indiana 46515-0638
Phone (574) 294-7511 — Fax (574) 522-5213

November 2, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
Washington, D.C.  20549-4631
Attention: Rufus Decker, Accounting Branch Chief

Re:	Patrick Industries, Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Form 10-Q for Fiscal Quarter ended June 26, 2011
File No. 000-03922

Dear Mr. Decker:

In its comment letter dated October 20, 2011, the Securities and Exchange Commission (“SEC”) requested that Patrick Industries, Inc. (the “Company”) respond to the SEC comment letter within ten business days. Due to the Company’s preparation of its Quarterly Report on Form 10-Q for the quarter ended September 25, 2011, we hereby request that the deadline for the Company’s responses to the SEC comments be extended to November 15, 2011.

Please do not hesitate to contact me at (574) 294-7511 with any questions or comments.

Sincerely,

/s/Andy L. Nemeth
Andy L. Nemeth
Executive Vice President – Finance and Chief Financial Officer